APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

66 Greenpoint

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	2,688.62
Contractors	34,950.00
Job Supplies	33,950.88
Meals & Entertainment	20.00
Office Supplies & Software	2,335.39
Other Business Expenses	107.93
Rent & Lease	45,500.00
Taxes & Licenses	5,524.65
Total Expenses	**$125,077.47**
NET OPERATING INCOME	**$ -125,077.47**
Other Expenses	
Other Miscellaneous Expense	0.07
Owner's Pay & Personal Expenses	4,000.00
Total Other Expenses	**$4,000.07**
NET OTHER INCOME	**$ -4,000.07**
NET INCOME	**$ -129,077.54**

66 Greenpoint

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (6372) - 2	929.61
Checking	100.00
Electronic Funds Transfer	-210.15
FSFCU Business Checking	700.00
TD BUSINESS SIMPLE CHECKING (8197) - 1	-1,619.33
Total Bank Accounts	**$ -99.87**
Total Current Assets	**$ -99.87**
TOTAL ASSETS	**$ -99.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Other Current Liabilities	0.21
Total Other Current Liabilities	**$0.21**
Total Current Liabilities	**$0.21**
Long-Term Liabilities	
Bharath Holla	10,000.00
Charles Pridgen	2,000.00
David Altman	7,000.00
Ibraheem Debit	72,935.76
Obinna Okogbue	7,850.00
Total Long-Term Liabilities	**$99,785.76**
Total Liabilities	**$99,785.97**
Equity	
Opening Balance Equity	9,370.46
Owner's Investment	19,821.24
Retained Earnings	0.00
Net Income	-129,077.54
Total Equity	**$ -99,885.84**
TOTAL LIABILITIES AND EQUITY	**$ -99.87**

66 Greenpoint

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-129,077.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Other Current Liabilities	0.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.21**
Net cash provided by operating activities	**$ -129,077.33**
FINANCING ACTIVITIES	
Bharath Holla	10,000.00
Charles Pridgen	2,000.00
David Altman	7,000.00
Ibraheem Debit	72,935.76
Obinna Okogbue	7,850.00
Opening Balance Equity	9,370.46
Owner's Investment	19,821.24
Net cash provided by financing activities	**$128,977.46**
NET CASH INCREASE FOR PERIOD	**$ -99.87**
CASH AT END OF PERIOD	**$ -99.87**

I, Ibraheem Abdul-Malik, certify that:

1. The financial statements of Bar at 66 Greenpoint LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Bar at 66 Greenpoint LLC included in this Form reflects accurately the information reported on the tax return for Bar at 66 Greenpoint LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Ibraheem Abdul-Malik

Title: Owner